FOR IMMEDIATE RELEASE
        November 13, 1996

                                           Media Contact:  Robert Fort
                                           (757) 629-2714

        NORFOLK SOUTHERN SAYS CONRAIL DIRECTORS
        CONTINUE TO IGNORE FIDUCIARY DUTY

        NORFOLK, VA -- Norfolk Southern Corporation (NYSE:NSC) issued the following statement in response to the decision by the Conrail board to continue to support the substantially lower offer of CSX Corporation (NYSE:CSX):

              We are not surprised that the Conrail board, given its actions in recent weeks, stubbornly continues to refuse to give Conrail shareholders the opportunity to accept what is clearly a better offer.

              The Conrail board continues to ignore its fiduciary duty to shareholders. The CSX proposal is not a strategic combination, but a strategy to subvert the intent of state law and coerce Conrail shareholders into accepting an inadequate offer for their shares.

              The CSX proposal is not free of conditions -- it requires Conrail shareholders to wait an indeterminant length of time for regulatory approval of the merger for an unknown return on 60 percent of the shares outstanding. The only meaningful conditions on Norfolk Southern s offer are those imposed by the Conrail Board of Directors.

              We would again strongly urge all Conrail shareholders to reject a deal that:

             *   offers $17 per share, or $1.5 billion less than Norfolk
           Southern;

             * transfers the risk of regulatory approval to Conrail shareholders;

             * attempts to coerce shareholders into accepting the offer through a discriminatory, front-end loaded structure;

             * with no economic justification, establishes significant financial obstacles to a superior alternative offer.

              The self-serving actions of the Conrail board and management should be viewed with concern not only by Conrail shareholders and other Conrail constituencies, but by all investors. We believe that ultimately a combination of Norfolk Southern and Conrail will prove not only a better offer, but also a better railroad.


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